Item 25: Fair Access

a. Has the NMS Stock ATS executed 5% or more of the average daily trading volume in an NMS stock as reported by an effective transaction reporting plan or disseminated through an automated quotation system during four of the preceding six calendar months? **Yes**

b. If yes to Item 25(a), is the NMS Stock ATS required to comply with Rule 301(b)(5)(ii) of Regulation ATS? **Yes** If yes, i. Provide the ticker symbol for each such NMS stock during each of the last 6 calendar months**; SPY and ~~MDY~~ ~~QQQ~~** and ii. Describe the written standards for granting access to trading on the ATS pursuant to Rule 301(b)(5)(ii)(A) of Regulation ATS. **The Firm has established a Regulation ATS Fair Access Policy, which requires that the Firm establish written standards for granting prospective subscribers access to trading on its platform. The Firm's standards to trade EFP's and NAVX on the platform includes the following are:**

1) **The Prospective Subscriber is a registered broker-dealer, bank as defined under Securities Exchange Act of 1933, or investment advisor and is in good standing with its regulators, and has no material disciplinary history; or**
2) **The Prospective Subscriber is a buy-side institution with assets under management of at least $10 million and is in good standing with its regulators, as applicable; and**
3) **The Prospective Subscriber must adhere to Dealerweb's standard KYC request and provide certain pertinent documents, including its most recent Audited Financial Statement or equivalent financial statements, W-9 Tax Form, and List of Authorized Traders;**
4) **The Prospective Subscriber must satisfy Dealerweb's KYC requirements and review based on the financial information provided to Dealerweb;**
5) **The Prospective Subscriber must agree to the terms of, and have executed, the standard Dealerweb Master Participant Agreement and complete and sign the standard Dealerweb Dealer User Authorization Form; and**
6) **The Prospective Subscriber must have a self-clearing capability or have a valid existing third-party clearing relationship and be in good standing with its clearing organization.**

Subscribers, depending upon their preference and satisfying all internal KYC and onboarding requirements, are able to trade EFPs, NAVX, or both products on the ATS and all subscribers are offered the same level of access to the ATS's services. The Dealerweb ATS fee structure for EFPs and NAVX does not discriminate against any subscriber or any class of subscribers. Dealerweb applies its written standards for prospective subscribers and subscribers in a fair and non-discriminatory manner.